Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Great Lakes Dredge & Dock Company, LLC	Delaware

Great Lakes U.S. Fleet Management, LLC	Delaware

Great Lakes Dredge & Dock Environmental, Inc. (merged into Great Lakes Environmental & Infrastructure Solutions, LLC on December 31, 2019)	Delaware

Great Lakes Dredge & Dock Australia Pty Ltd (deregistered on July 7, 2019)	Australia

Great Lakes Dredge & Dock do Brasil Ltda.	Brazil

Great Lakes Dredge & Dock India Private Limited	India

Great Lakes Dredge & Dock (Bahamas) Ltd.	Bahamas

GLDD Mexicana, S. de R.L. DE C.V.	Mexico

NASDI Holdings, LLC	Delaware

Great Lakes Environmental & Infrastructure, LLC (sold on June 1, 2019; formerly Magnus Pacific, LLC and formerly Magnus Pacific Corporation acquired November 4, 2014)	Delaware

Great Lakes Environmental & Infrastructure Solutions, LLC	Delaware

Terra Contracting Services, LLC	Delaware

Terra Fluid Management, LLC	Delaware

Drews Services LLC	South Carolina